

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

<u>Via E-mail</u>
John T. McGinnis
Senior Executive Vice President and Chief Financial Officer
HSBC USA Inc.
452 Fifth Avenue
New York, NY 10018

   Re: **HSBC USA Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed March 4, 2013
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 27, 2012
      File No. 001-07436

Dear Mr. McGinnis:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Stephanie J. Ciboroski

           Stephanie J. Ciboroski
           Senior Assistant Chief Accountant